Exhibit 23.1 Consent of BKD, LLP.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Princeton National Bancorp, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-69019, 333-117663, 333-129484, and 333-153251) on Form S-8 and 333-157451 on Form S-3 of Princeton National Bancorp, Inc. of our reports dated March 9, 2009, with respect to the consolidated balance sheets of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Princeton National Bancorp, Inc., and all amendments thereto, including this amendment No. 1 to annual report on Form 10-K/A.

Decatur, Illinois

March 24, 2009